news release

ArcelorMittal completes its sale of a 15% interest in ArcelorMittal Mines Canada for $1.1bn to a Consortium led by POSCO and China Steel Corporation

Luxembourg, 30 May 2013 – ArcelorMittal announces today the completion of the previously announced investment by a consortium led by POSCO and China Steel Corporation to acquire a 15% joint venture interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada for US$1.1 billion.

The consortium completed its investment by acquiring a 3.95% interest in the joint venture for total consideration of US$290 million in cash, increasing its interest in the joint venture to 15%, with ArcelorMittal’s wholly owned subsidiary ArcelorMittal Mines Canada retaining an 85% interest in the joint venture.